Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES INCREASE IN MINERAL RESOURCES ESTIMATED FOR THE MIDWEST URANIUM PROJECT

Toronto, ON – March 27, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to announce an increase in the mineral resources estimated for the Midwest Project, located in the eastern Athabasca Basin, northern Saskatchewan, Canada. The Project is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the J Zone deposit and Huskie discovery on Denison’s 64.22% Waterbury Lake project. Collectively, the Midwest and Waterbury deposits occur within close proximity to existing uranium mining and milling infrastructure – including provincial highways and powerlines, as well as Denison’s 22.5% owned McClean Lake mill (see Figure 1).

The Midwest Project is a joint venture owned 25.17% by Denison; 69.16% by Orano Canada Inc., formerly AREVA Canada Resources Inc. (“Orano”); and 5.67% by OURD (Canada) Ltd. (“OURD”). Orano is the project operator.

Highlights for the Updated Mineral Resource Estimates include:

•	Inferred Mineral Resources for the Midwest Project increased by 13.50 M lbs U3O8
o	The Midwest Project is now estimated to contain total Inferred Mineral Resources of 18.2 M lbs U3O8 (846,000 tonnes at 1.0% U3O8) above a cut-off grade of 0.1% U3O8.
o

At Midwest Main, Inferred Mineral Resources increased by 11.08 M lbs U3O8 compared to the previous estimate in 2006. The increase can largely be attributed to incorporation of additional zones of mineralization, a re-interpreted mineralization model, and additional new equivalent uranium (“eU”) grade data from downhole radiometric probe surveys.

o

At Midwest A, Inferred Mineral Resources increased by 2.42 M lbs U3O8, owing largely to re-estimation of the High Grade Zone using more appropriate resource modelling methods and the availability of measured density data.

o	Denison’s attributable share of the increase in estimated Inferred Mineral Resources is approximately 3.40 M lbs U3O8.

•	Indicated Mineral Resources for the Midwest Project increased by 2.08 M lbs U3O8
o	The Midwest Project is now estimated to contain total Indicated Mineral Resources of 50.78 M lbs U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.
o

At Midwest A, Indicated Mineral Resources increased by 5.04 M lbs U3O8 compared to the previous estimate in 2008. The increase can largely be attributed to inclusion of an additional 40 drill holes from 2007 and 2008 and new density measurements in 2009 (341 samples) and 2017 (24 samples).

o

At Midwest Main, however, Indicated Mineral Resources decreased by 2.96 M lbs U3O8, owing largely to the use of high-grade restrictions in the Unconformity Zone to avoid ‘smearing’ and overestimation of resources.

o	Denison’s attributable share of the increase in estimated Indicated Mineral Resources is approximately 0.52 M lbs U3O8.

Dale Verran, Vice President Exploration, commented, “This updated and independently audited mineral resource estimate for Midwest is supported by an upgraded project database, vastly improved 3D models and industry best-practice estimation procedures for high-grade Athabasca uranium deposits. With the application of more rigorous and robust estimation procedures, in accordance with NI 43-101, we are pleased to see a significant increase in overall project resources, without additional recent drilling. These resources add to Denison’s growing inventory of high-grade uranium resources concentrated in the infrastructure rich eastern portion of the Athabasca Basin. We would like to compliment Orano on the work done to start readying the project resources for future development.”

The updated mineral resource estimate, as audited by SRK Consulting (Canada) Inc. (“SRK”), is disclosed in the NI 43-101 report entitled “Technical Report with an updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018 (the “Midwest Technical Report”), a copy of which is being made available on Denison’s website and under its profile on the SEDAR website at www.sedar.com, concurrently with the dissemination of this press release. The audited mineral resource statement for the Midwest Project, with an effective date of March 9, 2018 is provided in Table 1.

Table 1: Audited Mineral Resource Statement, Midwest Project, Saskatchewan,

SRK Consulting (Canada) Inc., March 9, 2018

Deposit	Category	Zone	Tonnage (kt)	Grade (% U3O8)	Contained Metal (Mlb U3O8)	Denison Share** (Mlb U3O8)
	Indicated	Unconformity	453	4.00	39.94	10.05
		Unconformity	257	1.36	7.71	1.94
Midwest Main	Inferred	Perched	513	0.32	3.59	0.90
		Basement	23	0.38	0.18	0.05
	Indicated	Low Grade	566	0.87	10.84	2.73
		Low Grade	43	0.40	0.38	0.09
Midwest A	Inferred	High Grade	10	28.76	6.35	1.60
	Total Indicated		1,019	2.26	50.78	12.78
	Total Inferred		845	0.98	18.21	4.58

*

Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at open pit resource cut-off grade of 0.1% U3O8 (0.085% U) and at a uranium price of US$45 per pound.

**	Denison’s share of the project on an equity basis is 25.17%.

Details of the Updated Mineral Resource Estimate for the Midwest Project

Updated Mineral Resource Estimate

In November 2017, Orano completed an updated mineral resource estimate for the Midwest Main and Midwest A deposits in accordance with NI 43-101, which was subsequently reviewed and audited by SRK on behalf of Denison. Prior to completing the mineral resource estimate, Orano completed an extensive amount of work to improve the drill hole datasets and the geological and mineralization models for both deposits – with the objective of bringing the dataset and mineral resource estimates up to a more current and rigorous standard. This work included, but was not limited to; verification of grade data against historical records (Midwest Main and Midwest A), digitization of historical downhole gamma probe paper logs (Midwest Main), depth correction of downhole gamma probe data (Midwest Main and Midwest A), creation of new probe to grade correlations (Midwest Main and Midwest A), collection and analysis of samples for dry bulk density and derivation of a new grade to density regression formula (Midwest A), revised geological modelling based on the digitization and generalization of drill log descriptions and re-interpretation of geophysical surveys (Midwest Main and Midwest A), and incorporation of drill holes completed between September 2007 and December 2009 (Midwest A).

Geology and Mineralization

The Midwest deposits are classified as ‘unconformity-type’ uranium deposits, and occur approximately 200 metres below surface straddling the unconformable contact between overlying Athabasca Group sandstones and the underlying Paleoproterozoic and Archean basement rocks belonging to the Wollaston-Mudjatik Transition Zone. The north-northeast Midwest structural trend that controls the Midwest Main and Midwest A uranium deposits follows a steeply-dipping, graphitic pelitic gneiss, basement unit that is bounded by granitic gneisses or granite to both the east and west. The sub-Athabasca unconformity surface is relatively flat on a regional scale, however there is a slight uplift along the north-northeast Midwest trend and a generally higher elevation to the east. Fault zones in the basement are often characterized by brecciation and strong hydrothermal alteration with clay mineral development. These fault zones generally extend into the overlying Athabasca Group sandstone.

The Midwest Main deposit is lens to cigar shaped, 600 meters long, 10 to over 100 metres wide, with thicknesses ranging from five metres to 10 metres. The deposit consists of a near-massive, high-grade mineralized core that straddles the unconformity approximately 210 meters below surface. The high-grade core is surrounded by lower-grade, more dispersed, mineralization in both sandstone and, in minor amounts, in basement rocks. The high-grade mineralization forms a roughly flat-lying lensoid concentration, with a root extending down into the basement rocks along a steeply-dipping fault.

The Midwest A deposit is approximately 450 metres long, 10 to 60 metres wide, ranges up to 70 metres in thickness and occurs between 150 and 235 metres below surface. Mineralization straddles the unconformity contact with minor amounts hosted within basement structures immediately below the unconformity. Thicker zones of mineralization above the unconformity are concentrated in conglomerate units at the base of the Athabasca sandstone. Similar to Midwest Main, a high-grade core of mineralization is surrounded by lower-grade, more dispersed mineralization.

Comparison with Previous Mineral Resource Estimates

The Midwest Main and Midwest A deposits have seen several mineral resource estimates since their discoveries in 1977 and 2005 respectively. In 2005, Denison retained Scott Wilson RPA to provide an independent mineral resource estimate review for the Midwest Main deposit, the results of which are contained within the NI 43-101 report entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” (the “Midwest Main Technical Report”), dated June 1, 2005 and revised on February 14, 2006. In 2007, Geostat was retained by Denison to complete an independent mineral resource estimate review of the Midwest A uranium deposit, the results of which are contained in the NI 43-101 report entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” (the “Midwest A Technical Report”), dated January 31, 2008. Copies of these reports are available on Denison’s profile on the SEDAR website at www.sedar.com.

Midwest Main

Table 2 provides a comparison of the current audited mineral resource statement to the previous mineral resource estimate contained in the Midwest Main Technical Report (2006). Overall, Inferred Mineral Resources increased by 11.08 million lbs of U3O8 and Indicated Mineral Resources have decreased by 2.96 million lbs of U3O8.

Table 2: Comparison of Previous Resource Estimate

to the Current Mineral Resource Estimate for Midwest Main

Category	Zone	Midwest Main Technical Report (2006)			Current Audited Mineral Resource Statement (2018)			Change
		Tonnage (kt)	Grade (% U3O8)	Contained Metal (Mlb U3O8)	Tonnage (kt)	Grade (% U3O8)	Contained Metal (Mlb U3O8)	Contained Metal (Mlb U3O8)	Denison Share (Mlb U3O8)
Indicated	Unconformity	354	5.50	42.90	453	4.00	39.94	-2.96	-0.75
	Unconformity	25	0.80	0.40	257	1.36	7.71	7.31	1.84
Inferred	Perched	—	—	—	513	0.32	3.59	3.59	0.90
	Basement	—	—	—	23	0.38	0.18	0.18	0.05
Total Indicated		354	5.50	42.90	453	4.00	39.94	-2.96	-0.75
Total Inferred		25	0.80	0.40	793	0.66	11.48	11.08	2.79

Notes:

1.	Previous 2006 mineral resource estimate is reported using a 0.3% U3O8 (0.25% U) cut-off
2.	Current 2018 mineral resource estimate is reported using a cut-off grade of 0.1% U3O8 (0.085% U) cut-off.

3.	Totals may not add up due to rounding.
4.	Denison’s share of the project on an equity basis is 25.17%.

The changes since the previous (2006) estimate were largely influenced by:

•	Use of high-grade restrictions in the Unconformity Zone to avoid ‘smearing’ and overestimation of resources. This accounts for the relatively small decrease in Indicated Resources.
•	Inclusion of resources along strike in the Unconformity Zone.
•	Addition and expansion of the Basement and Perched Zones interpretation to resources.
•

Use of new radiometric equivalent uranium values (“eU”), derived from a calibrated downhole gamma probe, allowed for the filling of gaps present in the assay dataset and in areas of poor core recovery.

•

Reported at different cut-off grade. Although the cut-of grade was revised downward from 0.3% U3O8 to 0.1% U3O8, the contained metal is rather insensitive up to a cut-off grade of 0.3% U3O8. The 0.1% U3O8 cut-off grade is based on Orano’s mining experience and feasibility work at the nearby McClean Lake property, where the depths of mineralization, distance to the mill, and host rock formations are similar to the Midwest Project.

Midwest A

Table 3 provides a comparison of the current audited mineral resource statement to the previous mineral resource estimate contained in the Midwest A Technical Report (2008). Overall, Indicated Mineral Resources have increased by 5.04 million lbs of U3O8, while Inferred Mineral Resources increased by 2.42 million lbs of U3O8.

Table 3: Comparison of Previous Resource Estimate

to the Current Mineral Resource Estimate for Midwest A

Category	Zone	Midwest A Technical Report (2008)			Current Audited Mineral Resource Statement (2018)			Change
		Tonnage	Grade	Contained Metal	Tonnage	Grade	Contained Metal	Contained Metal	Denison Equity

		(kt)	(% U3O8)	(Mlb U3O8)	(kt)	(% U3O8)	(Mlb U3O8)	(Mlb U3O8)	(Mlb U3O8)
Indicated	Low Grade	464	0.57	5.80	566	0.87	10.84	5.04	1.27
Inferred	Low Grade				43	0.40	0.38	0.38	0.09
	High Grade	9	21.23	4.30	10	28.76	6.35	2.05	0.52
Total Indicated		464	0.57	5.80	566	0.87	10.84	5.04	1.27
Total Inferred		9	21.23	4.30	53	5.81	6.72	2.42	0.61

Notes:

1.	Previous 2008 mineral resource estimate is reported using a 0.06% U3O8 (0.05% U) cut-off.
2.	Current 2018 mineral resource estimate is reported using a cut-off grade of 0.1% U3O8 (0.085% U) cut-off.
3.	Totals may not add up due to rounding.
4.	Denison’s share of the project on an equity basis is 25.17%.

The changes since the previous (2008) mineral resource statement were largely influenced by:

•

Inclusion of an additional 40 drill holes completed from September 2007 to July 2008. These drill results had never been included in a publicly reported mineral resource statement and represent approximately 30% of the current resource database.

•

Re-interpretation of the mineralization model using the additional drill hole data and reprocessed probe data resulting in a volumetric increase of approximately 40%. The main interpretational change is the combination of previous South and North pods to form the Low Grade Zone and a general extension of the mineralization along strike and at depth into the basement.

•

Addition of 341 density measurements that were collected in 2009 and a further 24 density measurements that were collected in 2017. The addition of density measurements and the use of a grade-density correlation contributes to an overall increase in density in both the Low Grade and High Grade Zones, which contributes directly to an increase in tonnage.

•

Re-estimation of the High Grade Zone using appropriate resource modelling methods and parameters, including better constrained density values from the updated density correlation as well as the use of eU probe data. In 2008, an average grade and density was applied to the entire Zone.

•

Reported at different cut-off grade. The cut-off grade was revised upward from 0.06% U3O8 to 0.1% U3O8. Sensitivity plots show this change in cut-off grade does not have a material impact on contained metal. The 0.1% U3O8 cut-off grade is based on Orano’s mining experience and feasibility work at the nearby McClean Lake property, where the depths of mineralization, distance to the mill, and host rock formations are similar to the Midwest Project.

Drilling, Sampling, Assay Procedures and Data Verification

The audited updated mineral resource estimate for the Midwest Main and Midwest A deposit, reported herein, is based on a total of 305 and 69 drill holes that intersect the mineralized zones, respectively. Drill hole collars prior to 2006 were located by conventional grid survey and the locations were then later updated using a differential base station GPS system. After 2006, drill hole collar locations were first measured with a Leica GS20 differential GPS unit, and since 2009 with a Trimble R6 differential GPS unit. Post-1977, but prior to 2005, drill hole deviation was measured every 30 to 50 metres using acid tests and with Tropari and Sperry Sun single-shot cameras (in 1981) during normal drilling operations. Since 2006, drill hole deviation has been measured immediately below the drill casing and subsequently every 30 or 50 metres with a Ranger Survey or a Reflex EZ-single-shot probe during normal drilling operations. All of the drill hole surveys have been updated for variation in magnetic declination.

Various chemical assay methods have been employed at the Midwest Project prior to Orano assuming operatorship in 2004. The methods described herein pertain to the program from 2004 onwards. Drill core with anomalous total gamma radioactivity (>200 counts per second utilizing a SPP2 or SPPY scintillometer) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium chemical assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories located in Saskatoon. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. Splits of the resultant pulps are initially submitted for multi-element ICP-MS analysis following partial (HNO3:HCl) and total (HF:HNO3:HClO4) digestions. Samples with ≥ 1,000 ppm U (partial digest) are re-assayed for U3O8 using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Pulp splits are digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. In addition to internal checks by SRC, Orano has rigorous quality assurance and quality control (“QAQC”) procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Orano.

For mineral resource estimation purposes, wherever core recovery was less than 75%, the radiometric equivalent uranium values (“eU”) derived from a calibrated downhole gamma probe are substituted for chemical assays where possible. Core recovery at Midwest Main is typically good with poorer recovery observed at Midwest A. For the Midwest A and Midwest Main updated mineral resource estimates reported herein, 64% and 16% of the assay intervals relied on eU grades, respectively.

Orano has performed detailed QAQC and data verification, where possible, of all datasets, which in Denison’s opinion are in accordance with industry best practice. Denison has performed additional QAQC and data verification of the drilling database including review of the QAQC methods and results, verification of assay certificates against the database assay table, review of downhole probe and eU calculation procedures, standard database validation checks and two site visits to the Midwest Project in early 2018. Denison has reviewed Orano’s procedures and protocols and considers them to be reasonable and acceptable for mineral resource estimation.

Estimation Methodology

Orano provided Denison with a comprehensive project database – consisting of drill hole data, mineralized wireframes and block models for both the Midwest Main and Midwest A deposits. The database was sent to SRK to conduct review and audit of the updated mineral resource estimate completed by Orano. Details of the audited estimation methodology for Midwest Main and Midwest A are described below.

Midwest A

The Midwest A block model consists of two main mineralized domains: Low Grade and High Grade Zones constructed using a 0.05% U cut-off with minimum thickness of two meters, and 10.0% U cut-off with minimum thickness of one meter, respectively. A Perched Zone was identified, but was not considered for resource estimation. The Midwest A deposit consists of data from 113 boreholes of which 69 boreholes intersect the mineralization itself. Grades are comprised of 64% eU data, derived from a calibrated downhole gamma probe, and 36% chemical assay data. Sample data were composited to one metre in length. An accumulation-like approach was used, wherein density multiplied by grade (DG, where grade is in percent uranium) and density were estimated into a three-dimensional block model, constrained by wireframes in two passes using ordinary kriging. The grade was then calculated into each block by dividing the estimated DG by the estimated density. A block size of 5 by 5 by 2 metres was selected. Search radii were based on variogram analyses with a relatively flat ellipsoid aligned roughly to the unconformity surface.

Grade capping was not performed, however, the treatment of high grades was considered during estimation by limiting the influence of DG composites greater than 20 and density composites greater than 3, to a neighbourhood of 7.5 cubic metres within the Low Grade Zone. Within the High Grade Zone, SRK applied a high grade limited radial influence within a 7.5 metre cubic volume for DG composites greater than 200. Classification is based on drill hole spacing, with blocks classified as Indicated only found in the sandstone and upper basement portion of the Low Grade Zone with drill hole spacing of 30 metres or less. The lower basement and all other sandstone blocks are classified as Inferred.

Midwest Main

The Midwest Main block model considered three main mineralized domains: one Unconformity Zone, 19 Perched Zones and a Basement Zone, each of which were constructed using a 0.05% U cut-off with minimum thickness of two meters. The Midwest Main deposit consists of data from 305 boreholes that intersected the mineralization. New downhole gamma probe eU data has been used for unsampled locations or in areas of poor core recovery (less than 75% core recovery). Grades are comprised of 16% eU data, derived from a calibrated downhole gamma probe, and 84% chemical assay data. Sample data were composited to one metre length.

Similar to Midwest A, two attributes, density and density multiplied by grade (DG), were calculated into each block using ordinary kriging, and the uranium grade was then calculated by dividing the estimated DG by the estimated density. A block size of 5 by 5 by 2 metres was selected. Search radii were based on variogram analyses with a relatively flat ellipsoid used aligned roughly to the unconformity surface.

Capping was not performed, however, higher grade composites were limited to a local 5 to 10 metre neighbourhood of influence depending on the zone, with high grade thresholds varying by zone. Classification is based on estimation passes, with blocks classified as Indicated only in the Unconformity Zone and in regions of tight borehole spacing up to a nominal spacing of 17.5 meters. All other blocks are classified as Inferred.

Updated Midwest Technical Report

SRK, an independent technical consulting firm, was retained by Denison to conduct a mineral resource audit of updated mineral resource models generated by Orano for the Midwest A and Midwest Main deposits. The Technical Report, incorporating the results of the mineral resource audit for the Midwest project by SRK, including both the Midwest Main and Midwest A deposits, has been prepared and filed by Denison concurrently with this press release.

Qualified Persons

The mineral resource estimate was audited and approved by Dr. Oy Leuangthong, P Eng., Principal Consultant (Geostatistics) at SRK and Mr. G. David Keller, P. Geo., Principal Consultant (Resource Geology) at SRK. Both are independent Qualified Persons in accordance with the requirements of NI 43-101.

The technical information contained in this release has been reviewed and approved by Dr. Leuangthong, Mr. Keller and Mr. Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is also a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering approximately 351,000 hectares in the Athabasca Basin region, including approximately 316,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the estimates of Denison’s mineral resources and the results of the Technical Report. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Factors, such as environmental impacts, stakeholder approvals, and capital needs can significant alter plans and achievements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 23, 2017 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Midwest Project

Updated Mineral Resource Estimates

DENISON PROJECTS
Murphy Lake
Hatchet Lake
Waterbury North
Wolly
Waterbury Lake
Huskie Zone
J Zone
Roughrider
Midwest A
McClean Mill
Midwest
McClean Lake
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Orano operated JV
5 km
N
Midwest A Deposit
Indicated 10.8 Mlbs U_3O_8
(566,000 tonnes @ 0.9% U_3O_8)
Inferred 6.7 Mlbs U_3O_8
(53,000 tonnes @ 5.8% U_3O_8)
Huskie Zone
J Zone
Roughrider
Roughrider Project
(Rio Tinto)
Waterbury Lake Project
Midwest Main Deposit
Indicated 39.9 Mlbs U_3O_8
(453,000 tonnes @ 4.0% U_3O_8)
Inferred 11.5 Mlbs U_3O_8
(793,000 tonnes @ 0.7% U_3O_8)
Dawn Lake Project
(Cameco, Orano, JCU)
Waterbury Lake Project
(Denison 64.22%, KWULP 35.78%)
Midwest Project
(Orano 69.19%, Denison 25.17%, OURD 5.67%)
Points North Landing
(airport, camp and mining support services
Uranium deposits
Midwest claim boundary
Roads
Powerlines
Lakes
Contours
1 km

Figure 1: Location map of the Midwest Main and Midwest A uranium deposits.